SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JDS UNIPHASE CORPORATION

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46612J507

(CUSIP Number of Class of Securities) (Underlying Common Stock)

JDS Uniphase Corporation

Andrew Pollack

430 North McCarthy Boulevard

Milpitas, California 95035

(408) 546-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dean Fealk, Esq.

Sanjay Shirodkar, Esq.

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$4,775,996	$341

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of JDS Uniphase Corporation that may be eligible for exchange in the Exchange Program will be exchanged pursuant to the offer. These options cover an aggregate of 4,331,401 shares of JDS Uniphase Corporation common stock and have an aggregate value of $4,775,996 as of September 29, 2010.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the transaction valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the amount of filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $341.	Filing Party: JDS Uniphase Corporation

Form or Registration No.: 005-44729	Date Filed: October 6, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 6, 2010, relating to an offer by JDS Uniphase Corporation, a Delaware corporation (the “Company” or “JDSU”), to eligible employees, subject to specified conditions, to voluntarily exchange on a value-for-value basis certain outstanding stock options to purchase JDSU’s common stock, whether vested or unvested, for (i) a lesser number of new restricted stock units (“RSUs”), (ii) a lesser number of replacement options if they are residents of Canada, or (iii) cash if the eligible employees would receive in the aggregate less than 100 RSUs or 100 replacement options upon exchange, each calculated in accordance with applicable exchange ratios set forth in the Offer to Exchange (the “Exchange Program”).

Amended Terms and Conditions of the Exchange Offer

For regulatory purposes, the Company has amended the terms and conditions of the Exchange Program, as set forth in the Offer to Exchange Certain Outstanding Stock Options for Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.	Cover Page.

The following phrase is added at the end of the first paragraph:

“The Eligible Options cover an aggregate of 4,331,401 shares of the Company’s common stock.”

2.	Eligibility Criteria.

All references in the Offer to Exchange that, in order to be eligible to participate in the Exchange Offer, an employee must remain employed by the Company or one of its majority-owned subsidiaries through the completion date, including but not limited to those on the cover page, in Questions 4 and 29 of the Summary Term Sheet—Questions and Answers and in The Exchange Offer : Section 1, Eligible Options; Eligible Employees, are revised to state that, in order to be eligible to participate in the Exchange Offer, an employee must remain employed by the Company or one of its majority-owned subsidiaries through the Expiration Date. In addition, all references in the Offer to Exchange to the Company’s ability to exclude otherwise Eligible Employees located outside the United States if the Company determines that their participation is infeasible or impracticable under local regulations, including but not limited to those on the cover page, in Questions 4, 6, 7, and 31 of the Summary Term Sheet—Questions and Answers and in The Exchange Offer: Section 1 , Eligible Options; Eligible Employees, are revised to state that the Company is permitting its international employees to participate in the Exchange Offer.

3.	The Forward-Looking Statements section is amended by deleting the second paragraph of this section and replacing it with the following:

“Management cautions that forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the following: incorrect assumptions regarding the basis for consumer demands; an unexpected decreased in the availability of broadband networks; our inability to successfully capitalize on our position in the market, industry trends and strategic opportunities; inability to successfully operate as a portfolio of businesses solely with a focus on optical and broadband innovation; inability to meet marketplace demands for communications and commercial optical products; inability to accurately assess the demand on the metro and long-haul networks into which high-bandwidth services feed; inability to support our customer growth in building systems for AONs; our inability to assess the feasibility of certain innovations and the impact that such innovations might have on high-tech industries; licensing issues related to our intellectual property; broader product offering of competitors; inaccuracies regarding the direction of the market to migrate from fixed to reconfigurable DWDM architectures and networks; inability to accurately assess the market demand for communications test and measurement instruments, systems, software and services; difficulties associated with limiting and predicting costs in the Communications Test and Measurement business unit; inaccurate assumptions regarding the optical industry; inability to accurately predict the demand for high-quality lasers in various commercial markets; inability to quickly introduce customer applications into the marketplace to meet customer demands for commercial lasers; inaccuracies regarding the Company’s position in the photonic power market; inaccurate assumptions regarding the importance of agility and flexibility to our current customers; our inability to invest in new technologies; inaccuracies regarding promising markets and our ability to focus the company’s resources towards developing products for potentially promising markets; unanticipated SG&A expenses and inaccuracies as to the impact of SG&A expenses on the Company’s financial condition; inaccurate assumptions regarding the viability of certain product lines; unanticipated difficulties associated with the centralization of administrative functions; inability to timely and effectively develop, manufacture and market our new products, or enhance our existing products; our inability to accurately and timely complete valuation analyses in connection with our acquisitions; our limited ability to perceive or predict market trends; decreases in our product portfolio and revenues; inaccuracies regarding our employee relations and inability to maintain a steady workforce; loss of a significant customer eliminating a significant portion of our future revenues; dependence on fewer customers limiting our ability to increase our profitability; unrealized customer and market penetration resulting from our recent acquisitions; inability to effectively execute programs related to our investments and partnerships; failure to reduce manufacturing costs through restructuring efforts; inability to accurately predict the volatility of future stock trends; introduction of new accounting pronouncements; lack of resources set aside for investment in R&D; inaccurate assessment of our tax liability as a result of acquisitions and tax audits; greater than anticipated tax exposure; unforeseen damage and repairs to the Company’s leased and owned properties; need to expand or decrease the size of our existing facilities; excessive costs associated with defending various claims and suits brought against the Company and its directors; unexpected impairment of goodwill associated with our acquisitions; delays in bringing products to market due to development problems; excessively high costs in the future related to enhancing our existing systems; significant changes in customer preferences; the possibility that competitors will introduce products faster than us; unanticipated difficulties in building close working relationships with manufacturers; our inability to establish relationships with alternative suppliers of raw materials; growth in our business placing unexpected strains on our resources; international expansion beyond the capacities of our current properties; loss of key personnel to competitors and an inability to effectively recruit replacements; inherent uncertainty surrounding the litigation process and the fact that litigation could result in substantial cost and diversion of our management’s attention; inability to obtain new orders from major customers; substantial technological changes in the Communications Test and Measurement solutions market; the timing of orders; difficulties in assessing the impact of accounting changes on financial statements; incorrect estimates, assumptions and judgments used in preparing the Company’s consolidated financial statements; inaccuracies in categorizing equipment for accounting purposes; inaccuracies related to the assumptions used in assessing the Company’s option-price; market rejection of new products; inaccuracies of the strength of various acquisitions on improving the Company’s position within various markets; inability to accurately predict when various products acquired during our acquisitions will be fully developed and completed; inaccurate assumptions or estimates associated with severance and lease payments; inability to accurately assess additional tax expenses due to repatriation of certain earnings in China; inability to accurately assess future income attributable to tax benefits; inability to predict the vesting period of the Company’s Full Value Awards; difficulty in estimating the amortization period of stock based compensation expense of stock option activity and our ESPP; inability to accurately predict the amount of money the Company must contribute to its pension plans as legally mandated; inability to deliver inventory and collect payments due under purchase orders; and other factors set forth in “Risk Factors” and elsewhere herein. Further, our future business, financial condition and results of operations could differ materially from those anticipated by such forward-looking statements and are subject to risks and uncertainties including the risks set forth above and set forth in Part I, Item 1A “Risk Factors” of our Annual Report on Form 10-K filed with the SEC on August 31, 2010. Moreover, neither we assume nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Forward-looking statements are made only as of the date of this Offer to Exchange and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.”

4.	Material U.S. Federal Income Tax Consequences.

The last paragraph of this section is deleted.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange, as amended by this Amendment No. 1, is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The Company is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive office is located at 430 North McCarthy Boulevard, Milpitas, California, 95035, and its telephone number at this location is (408) 546-5000.

(b)	Securities.

The Schedule TO, as amended by this Amendment No. 1, relates to an offer (the “Offer”) by JDSU to eligible employees, upon the terms and subject to the conditions of the Offer to Exchange, to voluntarily exchange on a value-for-value basis certain outstanding stock options to purchase shares of JDSU’s common stock, whether vested or unvested, for (i) a lesser number of new restricted stock units (“RSUs”), (ii) a lesser number of replacement options if they are residents of Canada, or (iii) cash if the eligible employees would receive in the aggregate less than 100 RSUs or 100 replacement options upon exchange, each calculated in accordance with applicable exchange ratios set forth in the Offer to Exchange (the “Exchange Program”). A stock option will be eligible for exchange if it: (i) has an exercise price equal to or higher than $15.00 per share of JDSU common stock; (ii) was granted under any of the Amended and Restated 1993 Flexible Stock Incentive Plan, the Amended and Restated 2003 Equity Incentive Plan, the 2005 Acquisition Equity Incentive Plan, or the SDL, Inc. 1995 Stock Option Plan (collectively, the “Plans”); (iii) was granted under one of the Plans prior to October 7, 2009 and (iv) expires after November 30, 2010 (“Eligible Option”).

The Company is making the Offer to employees that: (i) are then-active employees of JDSU or one of its majority-owned subsidiaries on the date of commencement of the Offer and who remain an employee through the Expiration Date; and (ii) hold at least one Eligible Option as of the commencement of this Offer (“Eligible Employees”). The members of our Board of Directors and our named executive officers (our “Named Executive Officers”) are not eligible to participate in the Exchange Program. Executive officers who are not named in the Summary Compensation Table of our Proxy Statement filed in connection with our 2010 annual meeting are eligible to participate in the Exchange Program. We are permitting our international employees to participate in the Exchange Program. Eligible Employees surrendering Eligible Options will receive (i) a lesser number of new restricted stock units (“RSUs” ), (ii) a lesser number of replacement options if they are residents of Canada, or (iii) cash if such Eligible

Employee would receive in the aggregate less than 100 RSUs or 100 replacement options under the Exchange Program. The RSUs and replacement options will be issued under our Amended and Restated 2003 Equity Incentive Plan or its affiliated subplan entitled the 2003 Amended and Restated Equity Incentive Plan for Employees in France, as applicable (collectively, the “2003 Plan”). The information set forth in the Offer to Exchange under Summary Term Sheet, Certain Risks of Participating in the Exchange Program, and Section 1, Eligible Options; Eligible Employee; Section 2, Expiration Date; Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs and Replacement Options; Section 8, Price Range of Our Common Stock, and Section 9, Source and Amount of Consideration; Terms of RSUs and Replacement Options, is incorporated herein by reference.

(c)	Trading and Market Price.

The information set forth in the Offer to Exchange under Section 8, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet and Section 1, Eligible Options; Eligible Employees; Section 2, Expiration Date; Section 4, Procedures for Surrendering Eligible Options; Section 5, Withdrawal Rights and Change of Election; Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs and Replacement Options; Section 7, Conditions of the Offer; Section 8, Price Range of Our Common Stock; Section 9, Source and Amount of Consideration; Terms of RSUs and Replacement Options; Section 10, Information Concerning JDSU; Financial Information; Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer; Section 13, Legal Matters; Regulatory Approvals; Section 14, Material U.S. Federal Income Tax Consequences; and Section 15, Extension of the Offer; Termination; Amendment, is incorporated herein by reference.

(b)	Purchases.

Members of JDSU’s Board of Directors, JDSU’s Named Executive Officers and former employees of JDSU are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 4, Procedures for Surrendering Eligible Options; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

The following exhibits are filed with this Schedule TO:

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010*		Sch TO		005-44729	October 6, 2010

(a)(1)(B)*	Form of Announcement Email to Eligible Employees Regarding Offer to Exchange dated October 6, 2010*		Sch TO		005-44729	October 6, 2010

(a)(1)(C)*	Form of Letter to Employees on Leave		Sch TO		005-44729	October 6, 2010

(a)(1)(D)*	Form of Election		Sch TO		005-44729	October 6, 2010

(a)(1)(E)*	Form of Expiration Reminder Email Communication to Eligible Employees		Sch TO		005-44729	October 6, 2010

(a)(1)(F)*	Form of Confirmation Email Communication to Employees		Sch TO		005-44729	October 6, 2010

(a)(1)(G)*	Screenshots of Option Exchange Program Website		Sch TO		005-44729	October 6, 2010

(a)(1)(H)*	PowerPoint Presentation Regarding Offer to Exchange		Sch TO		005-44729	October 6, 2010

(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended July 3, 2010		10-K		000-22874	08/31/2010

(b)	Not Applicable

(d)(1)(A)	Amended and Restated 1993 Flexible Stock Incentive Plan (as amended for the Exchange Program)		10-Q 14-A	10.1 App. C	000-22874	02/11/2002 09/25/2009

(d)(1)(B)	Amended and Restated 2003 Equity Incentive Plan (as amended for the Exchange Program)		14-A 14-A	App. A	000-22874 000-22874	09/25/2009 09/25/2009

(d)(1)(C)	Amended and Restated 2005 Acquisition Equity Incentive Plan (as amended for the Exchange Program)		8-K 14-A	99.1 App. B	000-22874 000-22874	08/23/2005 09/25/2009

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(d)(1)(D)	SDL, Inc. 1995 Stock Option Plan (as amended for the Exchange Program)		S-l 14-A	10.3 App. D	33-87752 000-22874	03/15/1995 09/25/2009

(d)(1)(E)*	2003 Amended and Restated Equity Incentive Plan for Employees in France		Sch TO		005-44729	October 6, 2010

(d)(1)(F)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the U.S.)		Sch TO		005-44729	October 6, 2010

(d)(1)(G)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	October 6, 2010

(d)(1)(H)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for France)		Sch TO		005-44729	October 6, 2010

(d)(l)(l)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for China)		Sch TO		005-44729	October 6, 2010

(d)(l)(J)*	Form of Option Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	October 6, 2010

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed as an exhibit to the Schedule TO on October 6, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JDS UNIPHASE CORPORATION

By:	/s/ DAVID VELLEQUETTE
David Vellequette
Executive Vice President and Chief Financial Officer

Date: October 14, 2010

EXHIBIT INDEX

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010		Sch TO		005-44729	10/06/2010

(a)(1)(B)*	Form of Announcement Email to Eligible Employees Regarding Offer to Exchange dated October 6, 2010		Sch TO		005-44729	10/06/2010

(a)(1)(C)*	Form of Letter to Employees on Leave		Sch TO		005-44729	10/06/2010

(a)(1)(D)*	Form of Election		Sch TO		005-44729	10/06/2010

(a)(1)(E)*	Form of Expiration Reminder Email Communication to Eligible Employees		Sch TO		005-44729	10/06/2010

(a)(1)(F)*	Form of Confirmation Email Communication to Employees		Sch TO		005-44729	10/06/2010

(a)(1)(G)*	Screenshots of Option Exchange Program Website		Sch TO		005-44729	10/06/2010

(a)(1)(H)*	PowerPoint Presentation Regarding Offer to Exchange		Sch TO		005-44729	10/06/2010

(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended July 3, 2010		10-K		000-22874	08/31/2010

(b)	Not Applicable

(d)(1)(A)	Amended and Restated 1993 Flexible Stock Incentive Plan (as amended for the Exchange Program)		10-Q 14-A	10.1 App. C	000-22874	02/11/2002 09/25/2009

(d)(1)(B)	Amended and Restated 2003 Equity Incentive Plan (as amended for the Exchange Program)		14-A 14-A	App. A	000-22874 000-22874	09/25/2009 09/25/2009

(d)(1)(C)	Amended and Restated 2005 Acquisition Equity Incentive Plan (as amended for the Exchange Program)		8-K 14-A	99.1 App. B	000-22874 000-22874	08/23/2005 09/25/2009

(d)(1)(D)	SDL, Inc. 1995 Stock Option Plan (as amended for the Exchange Program)		S-l 14-A	10.3 App. D	33-87752 000-22874	03/15/1995 09/25/2009

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(d)(1)(E)*	2003 Amended and Restated Equity Incentive Plan for Employees in France		Sch TO		005-44729	10/06/2010

(d)(1)(F)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the U.S.)		Sch TO		005-44729	10/06/2010

(d)(1)(G)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	10/06/2010

(d)(1)(H)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for France)		Sch TO		005-44729	10/06/2010

(d)(l)(l)*	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for China)		Sch TO		005-44729	10/06/2010

(d)(l)(J)*	Form of Option Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)		Sch TO		005-44729	10/06/2010

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed as an exhibit to the Schedule TO on October 6, 2010